Exhibit 99.1

Lixiang Education Announces Results of Annual General Meeting

LISHUI, China, May 28, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (“Lixiang” or the “Company”), a prestigious private primary and secondary education service provider in China, today announced that it held its annual general meeting of shareholders (the “AGM”) on May 28, 2021.

At the AGM, the Company’s shareholders:

•	ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020; and

•	approved and ratified the report of PwC, the Company’s independent registered public accounting firm, on the Company’s consolidated financial statements for the fiscal year ended December 31, 2020.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Siyi Ye

Tel: +86-0578-2267142

Email: irlxeh@lsmxyj.com